As filed with the Securities and Exchange Commission on November 30, 2023	Registration No. 333 -

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

ZKH Group Limited

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cogency Global Inc.

112 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing, the People’s Republic of China +86 10-6535-5500	Brian V. Breheny, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 202-371-7180	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 212-336-2301

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing the right to receive thirty-five (35) Class A ordinary shares, par value US$0.0000001 per share, of ZKH Group Limited (the “Company”)	300,000,000 ADSs	$5.00	$15,000,000	$2,214.00

*     Each unit represents 100 ADSs.

**   Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ii

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

iii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

		Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (4), (6), (8), (9) and (10); Reverse of Receipt - Paragraph (25).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraphs (8) and (12); Reverse of Receipt - Paragraphs (15), (16), (18), (19), (20), (21) and (25).

3.		Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended and accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement, by and among ZKH Group Limited (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). ___ Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among ZKH Group Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of November, 2023.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive thirty-five (35) Class A Ordinary Shares of ZKH Group Limited

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
	Name:	Joseph Connor
	Title:	Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in Shanghai, China, on November 30, 2023.

ZKH Group Limited

By:	/s/ Long Chen
	Name:	Long Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Long Chen and Chun Chiu Lai, her or his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for her or him and in her or his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 30, 2023.

Signature	Title

/s/ Long Chen	Chairman of the Board of Directors and Chief Executive Officer
Long Chen	(Principal Executive Officer)

/s/ Chun Chiu Lai	Chief Financial Officer
Chun Chiu Lai	(Principal Financial and Accounting Officer)

/s/ Junyu Li	Director and Vice President
Junyu Li

/s/ Shuangyi Chen	Director and Vice President
Shuangyi Chen

/s/ Fengyi Bie	Director and Vice President
Fengyi Bie

/s/ Changxiang Yang	Director and Vice President
Changxiang Yang

/s/ Xiaoyi Wu	Director
Xiaoyi Wu

/s/ Yingchun Zhu	Director
Yingchun Zhu

/s/ Shan Lu	Director
Shan Lu

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ZKH Group Limited has signed this registration statement or amendment thereto in New York, New York, United States of America, on November 30, 2023.

Cogency Global Inc.

By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary